

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 12, 2009

William D. Larsson
Senior Vice President and Chief Financial Officer
Precision Castparts Corp.
4650 S.W. Macadam Ave., Suite 400
Portland, OR 97239

>   **Re: Precision Castparts Corp.
>   Form 10-K for Fiscal Year Ended March 30, 2008
>   File No. 1-10348**

Dear Mr. Larsson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 30, 2008

Item 7. Management's Discussion and Analysis, page 22

Outlook, page 26

1.   In future filings, please expand your management's discussion and analysis to address recent economic events and trends, including pressures within your specific markets, and their current and expected/potential future impact on your operations, financial position and liquidity. Your disclosures should provide detailed information about your customers, the status of significant production

programs, changes in demand for your products, expected trends, management's responses to these events, potential future actions by management, and any other detailed information you believe may be useful to investors. Also, please expand your liquidity discussion to address the expected impact on current and future cash flows and to address how you believe the global financial climate, including the credit shortage, may affect sources of liquidity. Specifically address your historic use of and access to commercial paper programs.

2.   In future filings, please expand your management's discussion and analysis to disclose and discuss your consolidated results for each period presented.

Liquidity and Capital Resources, page 31

3.   We note your disclosure in Note 11 of the financial statements that you were in compliance with all covenants and other provisions of your debt agreements at March 30, 2008. Please disclose, in future filings, the specific terms of any material debt covenants in your debt agreements. For any material debt covenants, please disclose the most restrictive required ratios as well as your actual ratios as of each reporting date. This will allow investors to understand the magnitude of and trends in the cushion between the required ratios and the actual ratios. See Sections I.D and IV.C of Release No. 33-8350, Interpretation-Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, found on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

4.   Considering the recent performance of the equity markets, please expand your disclosures in future filings to discuss the expected/potential impact that this may have on your assumptions, plan assets, pension expense, and plan funding.

Critical Accounting Policies, page 32
Goodwill and Acquired Intangibles, page 33

5.   Based on the significance of and the increase in your goodwill balance during the fiscal year ended March 30, 2008, please revise future filings to provide the following information.
   • Define and describe the reporting units at which you test goodwill for impairment and address any changes in those units or goodwill allocations during the periods presented due to the recent acquisitions, dispositions, etc.
   • Quantify and provide a sensitivity analysis for the "significant estimates and assumptions" you refer to and use in your discounted cash flow model in determining fair value.

- To the extent that the carrying value of any of your reporting units is not materially different than its estimated fair value or if a reasonably possible impairment charge would be material to your consolidated financial statements, please specifically address those reporting units, including the amount of goodwill allocated to the reporting unit, the carrying value of the reporting unit and the estimated fair value of the reporting unit.

Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Note 6. Fair value of financial instruments, page 49

6. In future filings, please present fair value disclosures as of each balance sheet date as required by paragraph 17 of SFAS 107.

Note 20. Segment information, page 62

7. Please demonstrate to us how you determined that the operating segments you aggregate meet all the aggregation criteria, including similar economic characteristics, in paragraph 17 of SFAS 131.

Note 21. Condensed Consolidating Financial Information, page 65

8. We note your disclosures related to the reclassification of certain inter-company payables and receivables, however, based on the parent company's results of operations, it is not clear to us how and why the parent company has significant positive operating cash flows during each period presented. Please clarify and advise.

Item 13. Certain Relationships and Related Transactions, page 79

9. In your annual report on Form 10-K we note that you state "[n]ot applicable" for Item 13 of Form 10-K. Please note that this disclosure item requires you to furnish the information required by Items 404 and 407(a) of Regulation S-K. The Item 404 information includes, among other things, your policies and procedures for the review, approval or ratification of any transaction with a related person, and the Item 407(a) information includes the standards that you use to determine director independence. We further note that your proxy statement for the 2008 annual meeting appears to contain information that is responsive to both Items 404 and 407(a). As such, it appears that Item 13 of Form 10-K is applicable to you. In future filings, please revise your Form 10-K Item 13 disclosure accordingly.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 28, 2008

Item 2. Management's Discussion and Analysis, page 24

10.   Please expand your disclosures in future filings to quantify the actual and
        expected impact, to the extent practicable, of the Boeing strike on your results of
        operations.

FORM 14A FILED JULY 1, 2008

Compensation of Executive Officers, page 11
Compensation Discussion and Analysis, page 11
Base Salaries, Annual Performance-Based Cash Bonuses and Stock Options, page 11

11.   We note the process by which you set base salaries and determine option awards
        for your named executive officers relies upon an annual report provided by Hewitt
        that summarizes compensation practices and data at selected peer companies.
        This process appears to constitute benchmarking for purposes of Item
        402(b)(2)(xiv) of Regulation S-K. In future filings, if you engage in
        benchmarking, please identify the benchmark or benchmarks you use and, if
        applicable, its components, including component companies, which should be
        identified by name. Please see Item 402(b)(2)(xiv) of Regulation S-K and
        Question 118.05 of the Compliance and Disclosure Interpretations of the staff of
        the Division of Corporation Finance concerning Item 402 of Regulation S-K,
        which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-
        kinterp.htm.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

        •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or Anne McConnell at (202) 551-3709 if you have questions regarding our comments on the financial statements and related matters. Please contact Dietrich King at (202) 551-3338 or Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief